May 1, 2008

Mary Jane Wilson-Bilik, Esquire
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, D.C. 20004-0100

> Re: Farmers New World Life Insurance Company
> Farmers Variable Life Separate Account A
> Initial Registration Statement on Form N-6 for
> Farmers Essential Life Variable Universal Life
> File Nos. 333-149540 and 811-09507

Dear Ms. Wilson-Bilik:

The staff has reviewed the above-referenced registration statement, which the Commission received on March 4, 2008.   Based on our review, we have the following comments on the registration statement, starting with the Prospectus:

1. Death Benefit (Page 3)
   Please explain your basis for issuing a policy based on an application that does not include the purchaser's selection of a death benefit option.

2. Fee Table (Pages 7-12)
   In the "Transaction Fee" table:
   (a) In the "Amount Deducted" columns of each table, please eliminate as much text as possible, so as to not obscure the fee. In this regard, the basis on which the fee is calculated should be indicated in the description of the charge.
   (b) As to the "Partial Surrender Processing Fee," please just show the maximum charge of $25 and footnote the rest of the information.
   (c) The charge for the "Accelerated Benefit Rider for Terminal Illness" appears to be based in part on personal characteristics. If true, please disclose the minimum and maximum charge and the charge for a representative policy owner.
   (d) Please note that "Net Total Annual Portfolio Operating Expenses After Reimbursements and Waivers" may be shown only if the waivers are contractually in effect for one year from the date of the Prospectus.
   (e) Please present all charges that vary based on personal characteristics for the same representative policy owner.

(f) It is unclear why current minimum charge rates are lower than the guaranteed minimum charges. Please revise or explain.

(g) In footnote 14, please clarify whether the "Flat Extra Charge" when applied is a fixed $15/$1000 or disclose the ranges for that charge.

(h) Please confirm that the "Range of Annual Operating Expense" chart (page 12) includes any acquired fund fees and expenses.

2. <u>Farmers New World Life Insurance Company (Page 16)</u>
   In the second sentence, please change "benefits" to "amounts promised to Policy owners."

3. <u>The Fixed Account (Page 17)</u>
   Please change the last sentence of the last paragraph, so that it is clear that inaccurate or misleading disclosure <u>is</u>, rather than, may be, subject to general applicable provisions of federal securities laws.

4. <u>The Variable Account (Page 17)</u>
   In the third paragraph, please revise the second sentence regarding the Policy liabilities which may be paid from the variable account. In this connection, only liabilities arising from Policies that use the variable account as its investment account may be paid, rather than "other variable life insurance policies we issue." Also, in the last sentence, please clarify that in the event the variable account assets exceed required reserves, only seed capital and earned fees and charges may be transferred to the depositor's general account.

5. <u>Your Right to Vote Portfolio Shares (Page 20)</u>
   Please provide a more detailed explanation as to the effect of proportional voting, including whether any minimum number of votes must be received in order to have a quorum. Also, please indicate that as a result of proportional voting, the vote of a small number of policy owners can determine the outcome of a proposal subject to shareholder vote. Please also explain when the company "may disregard certain owner voting instructions."

6. <u>Purchasing a Policy (Page 21)</u>
   Please disclose how interest earned on policy premiums will be treated when an application is rejected or a contract is issued.

7. <u>Cancelling a Policy (Right-to-Examine Period) (Page 22)</u>
   Please disclose where premium are place for all policy during the Right-to Examine Period. Also, please advise whether California is the only state which has a different right-to-examine period or obligation. If not, all state variations should be identified.

8. <u>State Variations (Page 23)</u>
   Please revise or delete this section. All material state variations must be disclosed in the Prospectus. The Prospectus must contain all material provisions of the

policy and the policy cannot be relied upon to supersede the Prospectus in the
event of a conflict.

9. Back Cover
    Please indicate if personalized illustrations, cash surrender values and cash values
    are available without charge.   Also, please change the telephone number of the
    Public Reference Room to 202-551-8090.

10. Financial Statements (SAI, Page 14)
    Please explain the different presentation of the company's financial statements.

11. Part C-Exhibits
    Please indicate the exhibit number in the original filing for all documents
    incorporated by reference.

12. Financial Statements, Exhibits, and Other Information
    Financial statements, exhibits, and other required disclosure not included in this
    registration statement must be filed in a pre-effective amendment to the
    registration statement.

13. Tandy Comment
    We urge all persons who are responsible for the accuracy and adequacy of the
    disclosure in the filings reviewed by the staff to be certain that they have provided
    all information investors require for an informed decision. Since the fund and its
    management are in possession of all facts relating to the fund's disclosure, they
    are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the fund requests acceleration of the
    effective date of the pending registration statement, it should furnish a letter, at
    the time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority,
      declare the filing effective, it does not foreclose the Commission from taking
      any action with respect to the filing;
    · the action of the Commission or the staff, acting pursuant to delegated
      authority, in declaring the filing effective, does not relieve the fund from its
      full responsibility for the adequacy and accuracy of the disclosure in the
      filing; and
    · the fund may not assert this action as defense in any proceeding initiated by
      the Commission or any person under the federal securities laws of the United
      States.

    In addition, please be advised that the Division of Enforcement has access to all
    information you provide to the staff of the Division of Investment Management in
    connection with our review of your filing or in response to our comments on your
    filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products